RALLYBIO CORPORATION

234 Church Street, Suite 1020

New Haven, CT 06510

May 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Rallybio Corporation
Registration Statement on Form S-3 (File No. 333-271748)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rallybio Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-271748) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on May 12, 2023, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Zachary Blume of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663.

Very truly yours,
RALLYBIO CORPORATION
By:	/s/ Michael Greco
Michael Greco
General Counsel